Exhibit 99.1

Yunji Announces Fourth Quarter and Fiscal Year 2020 Unaudited Financial Results

Hangzhou, CHINA, March 22, 2021 — Yunji Inc. (“Yunji” or the “Company”) (NASDAQ: YJ), a leading membership-based social e-commerce platform, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 20201.

Fourth Quarter 2020 Highlights

•

GMV[2] in the fourth quarter of 2020 was RMB11.7 billion (US$1.8 billion), compared with RMB11.0 billion in the same period of 2019. GMV related to marketplace revenues in the fourth quarter of 2020 was RMB9.5 billion (US$1.5 billion), compared with RMB5.0 billion in the same period of 2019.

•

Total revenues in the fourth quarter of 2020 were RMB1,327.4 million (US$203.4 million), compared with RMB2,449.4 million in the same period of 2019, primarily due to an increase in the proportion of the Company’s business contributed from its marketplace business, which recognizes revenues on a net basis.

•

Transacting members[3] in the twelve months ended December 31, 2020, continued to increase to 13.3 million. The increase was mainly attributable to the Company’s ongoing refinement of its membership enrollment system since January 2020 as well as its introduction of more quality product offerings, which helped to further augment the platform’s user stickiness in the quarter.

Mr. Shanglue Xiao, Chairman and Chief Executive Officer of Yunji, said, “We were glad to see that our efforts to fortify and differentiate our supply chain throughout 2020 enabled us provide our service managers with more quality products to share throughout their networks. Moreover, it was also rewarding to see that our platform users were quite receptive to the initiatives that we implemented in order to provide them with a more unique and convenient social e-commerce experience.”

“We significantly reduced loss of operations in the full year of 2020 compared to the full year of 2019. Such results demonstrated the effectiveness of our operating efficiency improvement plan, which we executed over the course of the year. Going forward, we plan to maintain this steady growth momentum for our operations and to focus on bolstering our other competitive advantages over the long term,” said Mr. Chengqi Zhang, Vice President of Finance of Yunji.

Fourth Quarter 2020 Unaudited Financial Results

Total revenues were RMB1,327.4 million (US$203.4 million), compared with RMB2,449.4 million in the same period of 2019, primarily due to a decrease in revenues from sales of merchandise as a result of an increase in the proportion of the Company’s business contributed from its marketplace business. Revenues generated through the marketplace business are recognized on a net basis and contributed to marketplace revenues, while revenues generated from merchandise sales are recognized on a gross basis and contributed to sales of merchandise, net.

•

Revenues from sales of merchandise, net, decreased by 45.2% to RMB1,165.2 million (US$178.6 million) from RMB2,124.6 million in the same period of 2019. The decrease was primarily due to a portion of merchandise sales shifted to marketplace business platform as the Company continued to reallocate its internal resources to accommodate the increase of marketplace business and to further improve the operational efficiencies on the platform.

•

Revenues from the membership program were RMB0.04 million (US$0.007 million), compared with RMB145.9 million in the same period of 2019. The decrease was due to the Company’s ongoing refinement of its membership enrollment system. Beginning in January 2020, the Company has allowed any user to become a member and enjoy membership benefits free of charge for one year by simply registering for an account on the Yunji app. Revenues from the membership program in the fourth quarter of 2020 were from the deferred revenue of prior paying members.

•

Revenues from the marketplace business decreased by 10.3% to RMB151.7 million (US$23.3 million) from RMB169.2 million in the same period of 2019 due to the increase in promotional activities during the period and the decrease in commission rates charged to merchants during these promotional activities.

•	Other revenues increased by 8.2% to RMB10.5 million (US$1.6 million) from RMB9.7 million in the same period of 2019.

Total cost of revenues decreased by 46.8% to RMB986.6 million (US$151.2 million) from RMB1,854.9 million in the same period of 2019. The decrease was mainly attributable to the decline in merchandise sales, which recognize revenues on a gross basis. Total cost of revenues was mainly comprised of those costs related to the sales of merchandise revenue in the fourth quarter of 2020.

Total operating expenses decreased by 44.5% to RMB367.9 million (US$56.4 million) from RMB662.4 million in the same period of 2019.

•

Fulfillment expenses decreased by 52.5% to RMB92.5 million (US$14.2 million), or 7.0% of total revenues, from RMB194.5 million, or 7.9% of total revenues, in the same period of 2019. The decrease was primarily attributable to: (i) reduced warehousing and logistics expenses due to lower merchandise sales and improved logistics efficiency, (ii) decreased service fees charged by third-party payment settlement platforms as the Company secured lower transaction fee rates, (iii) reduced personnel costs due to headcount optimization and (iv) decreased share-based compensation expenses, which included a reversal of RMB6.0 million in share-based compensation expenses that had been recognized in prior periods.

•

Sales and marketing expenses decreased by 45.4% to RMB167.2 million (US$25.6 million), or 12.6% of total revenues, from RMB306.5 million, or 12.5% of total revenues, in the same period of 2019. The decrease was mainly due to the reduction in member management fees as a result of the Company’s improvements to its member management efficiency. This decrease was partially offset by an increase in business promotion expenses, which resulted from the Company’s efforts to attract more popular brands and merchants to its marketplace business through the execution of more business development activities.

•

Technology and content expenses decreased by 41.3% to RMB44.0 million (US$6.7 million), or 3.3% of total revenues, from RMB74.9 million, or 3.1% of total revenues, in the same period of 2019. The decrease was mainly due to: (i) reduced server costs resulting from the better contract terms that the Company secured with its server providers, and (ii) reduced personnel costs as a result of headcount optimization.

•

General and administrative expenses decreased by 25.8% to RMB64.2 million (US$9.8 million), or 4.8% of total revenues, from RMB86.5 million, or 3.5% of total revenues, in the same period of 2019. The decrease was mainly due to reduced personnel costs as a result of headcount optimization, and decreased share-based compensation expenses, which included a reversal of RMB3.1 million in share-based compensation expenses that had been recognized in prior periods. The decrease was partially offset by higher professional service fees.

Loss from operations was RMB21.8 million (US$3.3 million), compared with RMB46.9 million in the same period of 2019.

Net loss was RMB77.3 million (US$11.9 million), compared with RMB4.9 million in the same period of 2019. The difference from loss from operations to net loss was mainly attributable to the income tax expenses provided during the period.

Adjusted net loss4 was RMB63.1 million (US$9.6 million), compared with adjusted net income RMB25.3 million in the same period of 2019.

Basic and diluted net loss per share attributable to ordinary shareholders were both RMB0.04 (US$0.01), compared with RMB0.002 in the same period of 2019.

Fiscal Year 2020 Unaudited Financial Results

Total revenues were RMB5,530.3 million (US$847.5 million), compared with RMB11,672.0 million in the full year of 2019, which was primarily due to the same factors that led to the quarterly decrease.

•

Revenues from sales of merchandise, net decreased by 54.2% to RMB4,829.4 million (US$740.1 million) from RMB10,548.3 million in the full year of 2019. The decrease was due to the same factors that led to the quarterly decrease.

•

Revenues from the membership program decreased by 94.5% to RMB42.4 million (US$6.5 million) from RMB776.8 million in the full year of 2019, which was due to the same factors that led to the quarterly decrease.

•

Revenues from the marketplace business increased by 92.3% to RMB599.9 million (US$91.9 million) from RMB311.9 million in the full year of 2019 as a result of the increased number of popular brands and merchants on the Company’s platform and the increased sales through a diverse range of sales channels on other platforms.

•	Other revenues increased by 67.5% to RMB58.5 million (US$9.0 million) from RMB34.9 million in the full year of 2019.

Total costs of revenues decreased by 57.4% to RMB3,940.0 million (US$603.8 million) from RMB9,249.5 million in the full year of 2019. This decrease was mainly attributable to the same factors that led to the quarterly decrease.

Total operating expenses were RMB1,720.9 million (US$263.7 million), compared with RMB2,746.0 million in the full year of 2019.

•

Fulfillment expenses decreased by 53.4% to RMB450.1 million (US$69.0 million), or 8.1% of total revenues, from RMB965.9 million, or 8.3% of total revenues, in the full year of 2019, which was mainly due to the same factors that led to the quarterly decrease.

•

Sales and marketing expenses decreased by 32.1% to RMB806.1 million (US$123.5 million), or 14.6% of total revenues, from RMB1,187.5 million, or 10.2% of total revenues, in the full year of 2019, which was mainly due to the same factors that led to the quarterly decrease.

•

Technology and content expenses decreased by 35.6% to RMB202.8 million (US$31.1 million), or 3.7% of total revenues, from RMB315.2 million, or 2.7% of total revenues, in the full year of 2019, which was mainly due to the same factors that led to the quarterly decrease.

•

General and administrative expenses decreased by 5.6% to RMB261.9 million (US$40.1 million), or 4.7% of total revenues, from RMB277.5 million, or 2.4% of total revenues, in the full year of 2019, which was mainly due to the same factors that led to the quarterly decrease.

Loss from operations was RMB97.5 million (US$14.9 million), compared with RMB254.8 million in the full year of 2019.

Net loss was RMB151.7 million (US$23.2 million), compared with RMB123.8 million in the full year of 2019.

Adjusted net loss4 was RMB53.3 million (US$9.0 million), compared with adjusted net income of RMB4.4 million in the full year of 2019.

Basic and diluted net loss per share attributable to ordinary shareholders were both RMB0.07 (US$0.01), compared with RMB0.91 in the full year of 2019.

Recent Developments

Mr. Hui Ma will resign from his position as the Company’s Chief People Officer and Chief Strategy Officer due to personal reasons, effective April 1, 2021. Mr. Ma will continue to serve as a consultant to the Company following his resignation. Mr. Ma’s resignation did not result from any disagreement with the Company. The Company is grateful for Mr. Ma’s valuable contribution to the Company during his term with the Company, in particular his contribution to the Company’s strategic positioning, and wishes his continued success in the future.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses adjusted net income/(loss) as a supplemental measure to review and assess operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net income/(loss) as net income/(loss) excluding share-based compensation.

The Company presents adjusted net income/(loss) because it is used by management to evaluate operating performance and formulate business plans. Adjusted net income/(loss) enables management to assess operating performance without considering the impact of share-based compensation recorded under ASC 718, “Compensation-Stock Compensation”. The Company also believes that the use of this non-GAAP measure facilitates investors’ assessment of operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net income/(loss) is that it does not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in Yunji’s business and is not reflected in the presentation of adjusted net income/(loss). Further, this non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. Yunji encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to The Most Directly Comparable Financial Measures” set forth at the end of this press release.

Conference Call

The Company will host a conference call on Monday, March 22, 2021, at 7:00 AM Eastern Time or 7:00 PM Beijing/Hong Kong Time to discuss its earnings.

In advance of the conference call, all participants must use the following link to complete the online registration process. Upon registering, each participant will receive important details for this conference including the call date and time, a unique registrant ID, and a set of participant dial-in numbers to join the conference call.

Conference ID	1335755
Registration Link	http://apac.directeventreg.com/registration/event/1335755

A telephone replay of the call will be available after the conclusion of the conference call for one week.

Dial-in numbers for the replay are as follows:

United States Toll Free	+1-855-452-5696
International	+61-2-8199-0299
Conference ID	1335755

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as Yunji’s strategic and operational plans, contain forward-looking statements. Yunji may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Yunji’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Yunji’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Yunji’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Yunji’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Yunji undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Yunji Inc.

Yunji Inc. is a leading social e-commerce platform in China that has pioneered a unique, membership-based model to leverage the power of social interactions. The Company’s e-commerce platform offers high-quality products at attractive prices across a wide variety of categories catering to the day-to-day needs of Chinese consumers. In addition, the Company uses advanced technologies including big data and artificial intelligence to optimize user experience and incentivize members to promote the platform as well as share products with their social contacts. Through deliberate product curation, centralized merchandise sourcing, and efficient supply chain management, Yunji has established itself as a trustworthy e-commerce platform with high-quality products and exclusive membership benefits, including discounted prices.

For more information, please visit https://investor.yunjiglobal.com/

Investor Relations Contact

Yunji Inc.

Investor Relations

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

ICR, Inc.

Xinran Rao

Email: Yunji.IR@icrinc.com

Phone: +1 (646) 224-6957

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2019	December 31, 2020
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	883,369	1,063,900	163,050
Restricted cash	84,374	125,844	19,287
Short-term investments	774,736	134,146	20,559
Accounts receivable, net (Allowance for credit losses of nil and RMB8,603, respectively)	28,527	164,733	25,246
Advance to suppliers	87,289	103,836	15,914
Inventories, net	428,322	135,245	20,727
Amounts due from related parties	6,830	7,841	1,202
Prepaid expenses and other current assets (Allowance for credit losses of nil and RMB2,972, respectively)	567,432	410,423	62,899

Total current assets	2,860,879	2,145,968	328,884

Non-current assets
Property and equipment, net	45,344	26,010	3,986
Long-term investments[8]	198,860	158,931	24,357
Deferred tax assets	97,792	59,455	9,112
Operating lease right-of-use assets, net	43,043	11,324	1,735
Other non-current assets (Allowance for credit losses of nil and RMB1,514, respectively)	56,281	148,793	22,804

Total non-current assets	441,320	404,513	61,994

Total assets	3,302,199	2,550,481	390,878

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2019	December 31, 2020
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ (DEFICITS)/EQUITY
Current Liabilities
Accounts payable	741,959	501,549	76,866
Deferred revenue	181,828	50,951	7,809
Incentive payables to members	384,486	312,170	47,842
Refund payable to members[6]	26,883	4,398	674
Member management fees payable	78,355	45,841	7,025
Other payable and accrued liabilities	349,111	280,586	43,002
Amounts due to related parties	18,296	22,989	3,523
Operating lease liabilities - current	17,559	6,988	1,071

Total current liabilities	1,798,477	1,225,472	187,812

Non-current liabilities
Operating lease liabilities	27,734	8,309	1,273
Deferred tax liabilities	11,329	1,832	281

Total non-current liabilities	39,063	10,141	1,554

Total Liabilities	1,837,540	1,235,613	189,366

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of
	December 31, 2019	December 31, 2020
	RMB	RMB	US$
Shareholders’ equity
Ordinary shares	70	70	11
Less: Treasury stock	(96,669)	(85,202)	(13,058)
Additional paid-in capital	7,255,404	7,327,148	1,122,935
Statutory reserve	11,633	12,624	1,934
Accumulated other comprehensive income	88,863	9,452	1,449
Accumulated deficit	(5,805,332)	(5,952,085)	(912,197)

Total Yunji Inc. shareholders’ equity	1,453,969	1,312,007	201,074
Non-controlling interests	10,690	2,861	438

Total shareholders’ equity	1,464,659	1,314,868	201,512

Total liabilities and shareholders’ equity	3,302,199	2,550,481	390,878

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Year Ended
	December 31, 2019	December 31, 2020		December 31, 2019	December 31, 2020
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Sales of merchandise, net	2,124,583	1,165,172	178,570	10,548,322	4,829,397	740,138
Membership program revenue	145,907	46	7	776,839	42,438	6,503
Marketplace revenue	169,205	151,744	23,256	311,914	599,895	91,938
Other revenues	9,659	10,450	1,602	34,949	58,527	8,970

Total revenues	2,449,354	1,327,412	203,435	11,672,024	5,530,257	847,549
Operating cost and expenses:
Cost of revenues	(1,854,906)	(986,567)	(151,198)	(9,249,474)	(3,939,997)	(603,830)
Fulfilment	(194,495)	(92,472)	(14,172)	(965,883)	(450,104)	(68,981)
Sales and marketing	(306,481)	(167,223)	(25,628)	(1,187,462)	(806,140)	(123,546)
Technology and content	(74,877)	(43,973)	(6,739)	(315,167)	(202,817)	(31,083)
General and administrative	(86,542)	(64,196)	(9,839)	(277,487)	(261,877)	(40,135)

Total operating cost and expenses	(2,517,301)	(1,354,431)	(207,576)	(11,995,473)	(5,660,935)	(867,575)
Other operating income[5]	21,072	5,223	800	68,646	33,218	5,091

Loss from operations	(46,875)	(21,796)	(3,341)	(254,803)	(97,460)	(14,935)
Financial income/(loss), net	38,528	(7,403)	(1,135)	121,370	(8,571)	(1,314)
Foreign exchange loss, net	(4,558)	(1,040)	(159)	(12,397)	(919)	(141)
Other non-operating income/(loss), net	3,264	(1,610)	(247)	8,497	(1,610)	(247)

Loss before income tax benefit/(expense), and equity in (loss)/income of affiliates, net of tax	(9,641)	(31,849)	(4,882)	(137,333)	(108,560)	(16,637)
Income tax benefit/(expense)[7]	4,812	(43,859)	(6,722)	16,720	(39,298)	(6,022)
Equity in (loss)/income of affiliates, net of tax	(85)	(1,634)	(249)	(3,221)	(3,834)	(586)

Net loss	(4,914)	(77,342)	(11,853)	(123,834)	(151,692)	(23,245)
Less: net (loss)/income attributable to non-controlling interests shareholders	(417)	1,539	236	1,928	(5,346)	(819)

Net loss attributable to YUNJI INC.	(4,497)	(78,881)	(12,089)	(125,762)	(146,346)	(22,426)

YUNJI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Year Ended
	December 31, 2019	December 31, 2020		December 31, 2019	December 31, 2020
	RMB	RMB	US$	RMB	RMB	US$
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	(1,532,013)	—	—

Net loss attributable to ordinary shareholders	(4,497)	(78,881)	(12,089)	(1,657,775)	(146,346)	(22,426)

Net loss	(4,914)	(77,342)	(11,853)	(123,834)	(151,692)	(23,245)
Other comprehensive (loss)/income
Foreign currency translation adjustment	(19,353)	(50,090)	(7,677)	33,298	(79,411)	(12,170)

Total comprehensive loss	(24,267)	(127,432)	(19,530)	(90,536)	(231,103)	(35,415)
Less: total comprehensive (loss)/income attributable to non-controlling interests shareholders	(417)	1,539	236	1,928	(5,346)	(819)

Total comprehensive loss attributable to YUNJI INC.	(23,850)	(128,971)	(19,766)	(92,464)	(225,757)	(34,596)

Net loss attributable to ordinary shareholders	(4,497)	(78,881)	(12,089)	(1,657,775)	(146,346)	(22,426)
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted	2,145,378,511	2,128,849,797	2,128,849,797	1,818,487,917	2,125,906,398	2,125,906,398

Net loss per share attributable to ordinary shareholders
Basic	(0.002)	(0.04)	(0.01)	(0.91)	(0.07)	(0.01)
Diluted	(0.002)	(0.04)	(0.01)	(0.91)	(0.07)	(0.01)

YUNJI INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Year Ended
	December 31, 2019	December 31, 2020		December 31, 2019	December 31, 2020
	RMB	RMB	US$	RMB	RMB	US$
Share-based compensation expenses included in9:
Technology and content	1,075	1,184	186	10,562	8,887	1,288
General and administrative	19,762	14,042	2,146	79,011	71,777	10,403
Fulfillment	1,230	(3,963)	(557)	8,740	5,352	776
Sales and marketing	8,161	2,995	452	29,884	12,362	1,792

Total	30,228	14,258	2,227	128,197	98,378	14,259

YUNJI INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY  COMPARABLE FINANCIAL MEASURES

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Three Months Ended			For the Year Ended
	December 31, 2019	December 31, 2020		December 31, 2019	December 31, 2020
	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Net Loss to Adjusted Net (Loss)/Income:
Net loss	(4,914)	(77,342)	(11,853)	(123,834)	(151,692)	(23,245)
Add: Share-based compensation[9]	30,228	14,258	2,227	128,197	98,378	14,259
Adjusted net income/(loss)	25,314	(63,084)	(9,626)	4,363	(53,314)	(8,986)

1.

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.5250 to US$1.00, the exchange rate in effect as of the end of December 2020 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

2.

“GMV” refers to the total value of all orders for merchandise placed in the Company’s merchandise business and marketplace business, including the value of the merchandise sold as part of the membership packages, as well as the VAT and tax surcharges paid, regardless of whether the merchandises are returned and without taking into consideration any discounts and incentives. GMV includes the value from orders placed on the Company’s mobile apps as well as orders placed on third-party mobile apps and websites that are fulfilled by Yunji, by Yunji’s third-party merchants, or by Yunji’s third-party business partners. Yunji’s revenues recognized on a gross basis are net of the VAT and related tax surcharges paid, discounts and incentives, the value of the merchandises returned, and any adjustments due to the timing difference between shipping and receipt, which are included in the above GMV measure. Yunji’s revenues recognized on a net basis are net of the corresponding amount to be paid to the vendor, the principal in the transaction, in addition to the items mentioned above, which are included in the above GMV measure.

3.

“Transacting member” in a given period refers to a member who successfully promotes Yunji’s products to generate at least one order or places at least one order on Yunji’s platform, regardless of whether any product in such order is ultimately sold or delivered or whether any product in such order is returned.

4.

Adjusted net income/(loss) is a non-GAAP financial measure, which is defined as net income/(loss) excluding share-based compensation expense. See “Reconciliation of Non-GAAP Measures to The Most Directly Comparable Financial Measures” set forth at the end of this press release.

5.

Starting from 2020, the Company presents government grants, which are received from local government to support and reward the Company’s ongoing business and operations, as Other operating income. The relevant item in the prior year periods of RMB7,518 and RMB43,599 for the three months and year ended December 31, 2019 are also reclassified from Other non-operating income, net, to be in conformity with the current period presentation in the unaudited condensed consolidated statements of comprehensive loss.

6.

The estimation of refunds payable to members is based upon the historical data of referral incentives earned by referring members within their active life cycle. On a quarterly basis, the Company revisits the estimation with a consistently applied approach and the most up-to-date data. The balance of refund payable to members reflected the best estimation of the Company as of December 31, 2020, and the decrease as compared to the balance as of December 31, 2019 was consistent with the Company’s understanding of its members’ referral behavior in light of its ongoing refinement of its membership enrollment system and decrease of refunds payable to members of RMB0.4 million and 23.5 million resulting from a change in the estimated amount of that liability, which represented the positive revenue and income/(loss) from operations impact fourth quarter and full year of 2020, respectively.

7.

Income tax expense for the fourth quarter of 2020 was RMB43.9 million (US$6.7 million), compared to Income tax benefit RMB4.8 million in the same period of 2019. The Company’s effective tax rate was changed primarily due to changes in the profitability of its subsidiaries that have different tax rates, including non-deductible share-based compensation expenses, and increased valuation allowance as the Company will not be able to utilize tax loss carry forwards generated by certain unprofitable subsidiaries.

8.

As of December 31, 2020, the balance of long-term investment mainly represented an equity security with readily determinable fair value, which was remeasured based upon market price at each period end and recorded the unrealized changes in Financial income/(loss), net, in the Consolidation Statements of Comprehensive Loss.

9.

The decrease of share-based compensation expenses was mainly due to the reversal of previously recognized share-based compensation expenses in a total amount of RMB10.9 million and 42.2 million as a result of headcount optimization, in which RMB6.0 million and 8.9 million, RMB3.1 million and 25.9 million, RMB1.5 million and RMB3.0 million, RMB0.3 million and RMB4.5 million were recorded previously in fulfilment expenses, general and administrative expenses, sales and marketing expenses, and technology and content expenses, for the fourth quarter and full year of 2020, respectively.